Mail Stop 4561

April 29, 2008

Scott A. Estes
Senior Vice President and Chief Financial Officer
Health Care REIT, Inc.
One SeaGate
Suite 1500
Toledo, Ohio, 43604

Re: Health Care REIT, Inc
        File No. 001-08923
        Form 10-K for Fiscal Year Ended
        December 31, 2007

Dear Mr. Estes:

        We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Scott A. Estes
Health Care REIT, Inc.
April 29, 2008
Page 2

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, Trends and Uncertainties

Portfolio Update, page 44

1.   It appears that your ratios of CBMF and CAMF may be based on either a numerator or denominator that is a non-GAAP measure. Explain to us how these ratios comply with all the disclosure requirements of Item 10(e). In addition, please provide us with a calculation of CBMF and CAMF and a reconciliation of the numerators and denominators used in both calculations to the most directly comparable GAAP financial measure.

Non-GAAP Financial Measures, page 58

2.   Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your measure of Funds Available for Distribution. In your response explain to us how a measure entitled "Funds Available for Distribution," and which appears to be adjusted for certain cash items, can be considered a performance measure rather than a liquidity measure.

3.   We note that you present the measure EBITDA – adjusted. Explain to us how you have met all the requirements of Item 10(e) of Regulation S-K and questions 8 and 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to this measure.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Accounting Policies and Related Matters

Real Property Owned, page 70

4.   We note that you base your allocation of acquisition costs to tangible assets on the report of independent real estate appraisal firms. As these independent firms appear to be experts, please revise your filing to name the firms and to provide the appropriate consents.

2. Business Combinations, page 73

5.   Explain to us how you have met the disclosure requirements of paragraph 54 of
        SFAS 141 with respect to the Windrose Medical Properties Trust merger and the
        Redina/Paramount Acquisition.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Scott A. Estes
Health Care REIT, Inc.
April 29, 2008
Page 4

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief